FILED PURSUANT TO RULE 433

File No. 333-255302

CITIGROUP INC.

$500,000,000

4-YEAR NON-CALL 3-YEAR GLOBAL FLOATING RATE

AFFORDABLE HOUSING SENIOR NOTES DUE 2026

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	January 18, 2022

Settlement Date:	January 25, 2022 (T+5 days)

Maturity:	January 25, 2026

Par Amount:	$500,000,000

Base Rate:	SOFR (as defined in the Issuer’s base prospectus dated May 11, 2021 (the “Prospectus”)

Re-offer Spread:	+69.4 bps

Coupon and Interest Payment Dates:

An annual floating rate equal to SOFR (as defined in the Prospectus and compounding daily over each interest period as described in the Prospectus) plus 0.694%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on April 27, 2022. An “interest period end date” means the 25th of each January, April, July and October, beginning April 25, 2022 and ending at Maturity or any earlier redemption date.

Modified following business day convention applicable to each interest period end date. Business days New York and U.S. Government Securities Business (as defined in the Prospectus).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$498,750,000 (before expenses)

Day Count:	Actual / 360

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole, but not in part, on January 25, 2025 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

We may redeem the notes, at our option, in whole, but not in part, on or after December 25, 2025 at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In each case, SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$500,000,000

4-YEAR NON-CALL 3-YEAR GLOBAL FLOATING RATE

AFFORDABLE HOUSING SENIOR NOTES DUE 2026

Use of Proceeds:	An amount equal to the net proceeds of the sale of the notes will be allocated exclusively to finance or refinance in whole or in part a portion of Citigroup’s portfolio of affordable housing assets. This portfolio consists of selected eligible financing instruments primarily intended to finance the construction, rehabilitation, and/or the preservation of quality affordable housing for low- and moderate-income populations in the United States, as further described in Citigroup’s Social Bond Framework for Affordable Housing, available on Citigroup’s Investor Relations website.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	17327C AP8

ISIN:	US17327CAP86

Sole Book Manager :	Citigroup Global Markets Inc.
Senior Co-Managers :	Blaylock Van, LLC
CastleOak Securities, L.P.
Global Oak Capital Markets LLC
Loop Capital Markets LLC
Security Capital Brokerage, Inc.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-255302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.